Exhibit 99.43

Form 51-102F3
MATERIAL CHANGE REPORT

1.	Name and address of the Company.

AVALON RARE METALS INC. (the “Issuer”)
130 Adelaide Street West
Suite 1901
Toronto, ON  M5H 3P5

2.	Date of Material Change.

January 14, 2010

3.	News Release.

A press release disclosing the material change was released on January 14, 2009 through the facilities of Marketwire and was also posted to SEDAR.

4.	Summary of Material Change.

The material change is fully described in the Issuer’s press release which is attached as Schedule “A” and is incorporated herein.

5.	Full Description of Material Change.

A full description of the material change is contained under Item 4.

6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102.

The report is not being filed on a confidential basis.

7.	Omitted Information.

No significant facts have been omitted from this Material Change Report.

8.	Executive Officer.

Donald S. Bubar, President & CEO

9.	Date of Report.

This report is dated at Toronto, this 3rd day of February, 2010.

AVALON RARE METALS INC.

Per:	“Charlotte May” (signed)
Charlotte May, Corporate Secretary

SCHEDULE “A”

130 Adelaide St. W., Suite 1901, Toronto, ON M5H 3P5 Tel: (416) 364-4938 Fax: (416) 364-5162 office@avalonraremetals.com www.avalonraremetals.com

NEWS RELEASE

January 14, 2010	No. 10-01

Avalon Announces Updated Resource Estimate for
Nechalacho Rare Earth Elements Deposit, Thor Lake, NWT

Toronto, ON — Avalon Rare Metals Inc. (TSX:AVL, OTCQX:AVARF) (“Avalon” or the “Company”) is pleased to announce an updated Indicated Mineral Resource estimate based on assay results of 44 definition holes (9,101 metres) drilled during the 2009 summer drilling program. The grades and widths encountered confirm good continuity for the rare earth elements (“REE”) mineralization in the Basal Zone of the Nechalacho deposit.

HIGHLIGHTS

•	Indicated Resources in the Nechalacho Basal Zone increased by 102% to 9.00 million tonnes grading 1.86% TREO[1] with 23.1% HREO/TREO[2] at the 1.60% TREO cut-off.

•	Geological modelling leads to better understanding of controls on the distribution of the high grade heavy rare earth mineralization in the Basal Zone, and new drill targets.

•	Winter drilling program to commence around January 17, 2010.

•	Preparation of prefeasibility study proceeding on schedule.

UPDATED RESOURCE ESTIMATE

The main objective of the 2009 summer drill program was to confirm continuity between earlier widely-spaced drill holes to allow more of the Inferred Resources in the Basal Zone of the Nechalacho deposit to be classified as Indicated. These Indicated Mineral Resources are the basis for the development model being prepared for the Prefeasibility Study (“PFS”). This objective was achieved and the revised Inferred and Indicated Mineral Resources are summarized in Table 1 below. The Indicated Mineral Resources within one continuous block in the southern part of the Basal Zone deposit are now estimated to total 9.00 million tonnes at 1.86% TREO1, 0.43% HREO and 23.1% HREO/TREO2 (heavy rare earth oxides) at the 1.60% TREO (total rare earth oxides) cut-off grade. This is double the tonnage of Indicated Mineral Resources totalling 4.4 million tonnes grading 1.97% TREO (25.4% HREO) defined in the southern part of the deposit and disclosed in August 2009. This does not include the 2.2 million tonnes Indicated Resource defined earlier in the central part of the deposit, which may not form part of the development model to be used in the PFS. Inferred Resources in the Basal Zone have decreased by an amount closely corresponding to the newly re-classified Indicated Resources. This provides considerable confidence that with further in-fill drilling, additional Inferred Resources will ultimately be re-classified as Indicated Resources.

1 Total Rare Earth Oxides (TREO) refers to the elements lanthanum to lutetium, plus yttrium, expressed as oxides. See Avalon’s website for conversion factors from elements to oxides. Heavy Rare Earth Oxides (HREO) refers to the elements europium to lutetium, plus yttrium, expressed as oxides as a percentage of the TREO. Light rare earths (LREO) refers to the elements lanthanum to samarium, expressed as oxides.
2 23.1% HREO/TREO refers to the proportion of heavy rare earth oxides as a percentage of the total rare earth oxide content of the rock.

This updated resource was prepared by Hudgtec Consulting Limited (Bruce Hudgins, P. Geo.) of Dartmouth, N.S. The methodology employed by Hudgtec was the same as that used in the previous update and at that time was reviewed by external consultants Scott Wilson Roscoe Postle Associates ("Scott Wilson RPA").

DRILLING PROGRAM RESULTS AND GEOLOGICAL MODELLING

Forty-two of the holes were designed to intersect the heavy rare earth rich Basal Zone on 50 metre centres, to confirm internal continuity and outline additional indicated resources in the southern part of the deposit. This drilling is overlapping with and adjacent to the previously announced Indicated Mineral Resources of 4.4 million tonnes averaging 1.97% TREO and 0.5% HREO, with 25.4% HREO/TREO (17 August 2009, Release #09-13), located largely under Long Lake. Two drill holes, L09-205 and L09-206, were step-outs designed to test the extension of known mineralization to the southwest. The locations of the drill holes relevant to this news release are detailed in Table 2 below and the composites calculated from the assay results detailed in Table 3. A location map for these holes is accessible at http://www.avalonraremetals.com/projects/thor_lake/thor_lake_intro/ (entitled “Diamond Drill Location Plan October 2009”).

The results of the 2009 drilling and concurrent academic research work have also resulted in a better understanding of the genesis of the deposit. Nechalacho is now recognized as an unusual example of a large, layered peralkaline intrusive complex with an extensive zone of hydrothermal replacement that has apparently upgraded the primary layered magmatic REE mineralization. This significant refinement of the geological model explains the distribution of thicker, higher grade TREO and higher heavy rare earth portions of the Basal Zone and predicts potential for extensions to the south, where the deposit is wide open for expansion beneath barren cover rocks.

The results of drill holes L09-205 and L09-206 support this model by confirming that the Basal Zone extends further southwest and to greater depths that previously intercepted. In particular, L09-206, with an intercept between 249 and 263.2 metres below surface of 14.2 metres grading 1.90% TREO and 30% HREO/TREO is a very encouraging result, and follow-up is planned for this area in the Winter 2010 program.

Thirty-eight of the drill holes in this release intercepted a Basal Zone above the 1.6% TREO cut-off grade with the top of the zone between 97 and 191 metres below surface. The thickness of the zone ranges from 4 to 50.8 metres thick and averages just over 30 metres over the area covered by the holes reported here. The intercept lengths in the table are drilled lengths and are very close to true widths for vertical drill holes. Angle holes were all oriented between -70 and -76o to the vertical, which would suggest that the true width is generally from 0 - 10% less than the drilled width as the Basal Zone usually has a shallow dip.

ASSAY HIGHLIGHTS

Assay highlights from drilling within the Basal Zone include 2.05% TREO with 22.0% HREO over 46.2 metres in drill hole L09-164, 1.97% TREO with 21.4% HREO over 37.2 metres in drill hole L09-178 and 3.06% TREO with 18.3% HREO over 18.5 metres in drill hole L09-178. Drill holes L09-190 and L09-191 had exceptional widths and grades, as the Upper Zones and Basal Zones merged into virtually continuous mineralization. Drill hole L09-190 intersected 131.55 metres of 1.30% TREO with 20% HREO and L09-191 intersected 111 metres of 1.49% TREO with 15% HREO.

The detailed breakdown of assays for each of the individual rare earth oxides included in the composites, along with assay data for other associated rare metals are provided in a table posted on the Company’s website. Examples include3 (for the above mentioned interval in drill hole L09-164) (kilograms/tonnes): 3.66 kg/t Nd2O3,  0.10 kg/t Eu2O3, 0.10 kg/t Tb2O3 and 0.53 kg/t Dy2O3. The 46.5 metres interval also included 3.82% ZrO2 and 0.48% Nb2O5. The respective values for the 37.2 metres interval in L09-178 are similar with 3.59 kg/t Nd2O3, 0.10 kg/t Eu2O3, 0.10 kg/t Tb2O3 and 0.51 kg/t Dy2O3 while other rare metals included 3.72% ZrO2 and 0.47% Nb2O5.

Intervals of higher HREO within the Basal Zone include L09-163 with 10 metres between 147 -157 metres containing 4.8 kg/t Nd2O3, 1.0 kg/t Dy2O3, 0.17 kg/t Tb2O3 and 0.15 kg/t Eu2O3. Similarly drill hole L09-176 over 5.75 metres between 181 to 186.75 metres assayed 4.4 kg/t Nd2O3, 1.0 kg/t Dy2O3, 0.19 kg/t Tb2O3 and 0.14 kg/t Eu2O3.

Avalon’s focus is on the Basal Zone of the Nechalacho deposit due to its strong enrichment in the more valuable heavy rare earth elements as a proportion of the total rare earth elements present. However, drill holes frequently intersect between one and three individual zones of neodymium rich REE mineralization in the Upper part of the Nechalacho deposit that, despite having proportionally lower heavy rare earth contents than the Basal Zone, may still be of economic importance. In particular, within a local zone starting within 7 metres of surface, holes L09-178, L09-179 and L09-180 assayed a total of 2.89% TREO over 20.06 metres, 2.75% TREO over 17 metres and 2.56% TREO over 23 metres respectively. Within these upper zone intervals, these drill holes gave Nd2O3 assays of 7.0 kg/t over 10 metres,  7.1 kg/t over 10 metres and 8.2 kg/t over 7.5 metres respectively. Neodymium is the principal rare earth element used in high strength permanent magnets with the heavy rare earths dysprosium and terbium sometimes added to the magnet to enhance its thermal properties.

3 Nd2O3 = Neodymium Oxide, Eu2O3 = Europium Oxide, Tb2O3 = Terbium Oxide, Dy2O3 = Dysprosium Oxide, ZrO2 = Zirconium Oxide, Nb2O5 = Niobium Oxide

Recent prices for rare earth oxides, fob China, given by Metal Pages include US$19.00 to $19.50/kg for Nd2O3, US$470 to $490 for Eu2O3, US$340 to $260 for Tb2O3 and US$107 to $112 for Dy2O3.

FUTURE WORK

The winter drilling is planned to commence on about January 17, 2010 with one drill, and a second drill to be added around February 1, 2010. The first drill will focus on (1) areas adjacent to the main indicated mineral resource that were not accessible in summer due to wet ground and (2) drilling along Long Lake to extend the heavy rare earth rich mineralization indicated in hole L09-206.

The second drill will initially test exploration targets, including the extension of the known zone immediately south of Long Lake, and then combine condemnation drilling of proposed plant site, airstrip and tailings site. This drill is expected to be mobilized within the next two weeks.

Preparation of the PFS incorporating the new resource model, by Scott Wilson RPA under the direction of David Swisher, Vice President, Operations, is proceeding on schedule for completion in Spring 2010. Metallurgical process testwork is ongoing.

RESOURCE ESTIMATION METHODOLOGY

The resource estimate is based on core logging, assaying and geological interpretation by Avalon's consulting geologists of the rare earth mineralization in the Lake Zone deposit from 51 historic and 155 Avalon diamond drill holes (from 2007 to 2009). Complete REE analysis for yttrium and rare earth elements is available for six historic and all 155 Avalon holes focused on the Lake Zone deposit and formed the basis for creating two main domains of REE mineralization: an upper light rare earth element-enriched “Upper Zone” and a lower heavy rare earth-enriched, "Basal Zone".

The general resource estimation parameters employed are summarized as follows:

•	REE composited to two metre core lengths within separate mineralized zones. Evaluation of grade distribution confirmed that no "cutting" of high grade values was required.
•	REE Assay composites and density measurements temporarily flattened to base of Basal Zone to facilitate estimation procedure.
•
Estimation of REE grades and density into separate zones in flattened Gemcom® Surpac® Block Model (10m x 10m x 5m blocks with sub-blocking to 5m x 5m x 2.5m) by the Inverse Distance Squared method. A minimum of four composites and maximum of 15 composites were used to estimate a block.

The first step in modelling the deposit was designating a volume containing all resource blocks enclosed within the Basal Zone geological boundaries in the area of drilling that matched the criteria for Indicated Mineral Resources. This volume included blocks with grades above and below the cut-off grade of 1.6% TREO. The change in rare earth grades across the upper boundary of the Basal Zone is typically gradational and across the lower boundary relatively sharp, with the highest rare earth grades often at the base of the Basal Zone. Subsequently, areas of numerous blocks near the upper boundary of the Basal Zone with less than the cut-off grade of 1.6% TREO were excluded or trimmed from the volume, resulting in geological continuity being maintained and grade being maximised for the Indicated Mineral Resources. The Indicated Mineral Resource will be updated in the near future with inclusion of limited pending in-fill sampling results.

SAMPLING PROTOCOL

All drill core from the 2009 program was split on site, sampled on two metre intervals and shipped to the ALS Chemex facility in Yellowknife, NWT for sample preparation. Analytical standards were prepared from crushed rejects of historical Lake Zone samples, then analysed at five separate laboratories to determine reproducible values. These standards were then routinely inserted into the sample batches to monitor core analyses. Barren diabase drill core is inserted as blanks. ALS Chemex ships crushed splits of all the samples to its laboratory in Vancouver, BC. Selected duplicates are also analyzed at an alternative independent laboratory, however, although some assay duplicates for the 2009 Summer program have not yet been completed. Given the large number of duplicates already analyzed revealing no QA/QC issues, in the opinion of Avalon’s QP, Dr. William Mercer, this does not introduce a significant risk with respect to the reliability of the assay results. The results reported to date were produced by ALS Chemex and achieved acceptable standard values for the main REE of economic interest (Nd, Tb and Dy).

All samples are analysed by lithium metaborate/tetraborate fusion and dilute nitric acid digestion, followed by whole rock and 45 element multi-element ICP analysis, being ALS sample method ME-MS81. Commencing with hole L09-137, all samples contained within intercepts above the 1.6% cut-off criteria and any additional samples exceeding analytical limits or of geological significance are rerun using similar ALS method ME-MS81H for higher concentration levels. ME-MS81H is a similar method but with greater dilution in the analytical procedure.

Details of the factors used to calculate rare earth oxides are posted on the Company website along with complete analytical data. Drilling operations were performed by Foraco Drilling Ltd. of Yellowknife, NWT under the supervision of J.C. Pedersen, P.Geo. Bruce Hudgins, P.Geo., maintains the geological database and monitors QA/QC on the laboratory analyses. The Company's Vice-President, Exploration, William Mercer, Ph.D., P.Geo. (Ont), P. Geol (NWT) provided overall direction on the project. The qualified persons for the purposes of this news release are Bruce Hudgins, consultant to Avalon, William Mercer and D.S. Bubar, P. Geo., President.

About Avalon Rare Metals Inc. (TSX:AVL, OTCQX:AVARF)
Avalon Rare Metals Inc. is a mineral exploration and development company focused on rare metals deposits in Canada. Its flagship project, the 100%-owned Nechalacho Deposit, Thor Lake, NWT, is emerging as one of the largest undeveloped rare earth elements resources in the world. Its exceptional enrichment in the more valuable 'heavy' rare earth elements, which are key to enabling advances in green energy technology and other growing high-tech applications, is one of the few potential sources of these critical elements outside of China, currently the source of 95% of world supply. Avalon is well funded, has no debt and its work programs are progressing steadily. Social responsibility and environmental stewardship are corporate cornerstones.

Shares Outstanding:  78,710,198. Cash resources: approximately $17 million.

To find out more about Avalon Rare Metals Inc., please visit our website at www.avalonraremetals.com.  For questions and feedback, please e-mail the Company at office@avalonraremetals.com or phone William Mercer, Ph.D., P.Geo., VP Exploration, at 416-364-4938.  For general discussion and commentary on the rare metals, please visit www.raremetalblog.com.

This news release contains forward-looking information and is subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking information. Forward-looking information is based on the opinions and estimates of management at the date the information is given, and is subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking information. The forward-looking information contained herein is given as of the date hereof and the Company assumes no responsibility to update or revise such information to reflect new events or circumstances, except as required by law.

Table 1: Mineral Resources

Zone	Millions tonnes	% TREO	% HREO	HREO/TREO
INDICATED MINERAL RESOURCES
Basal Zone	9.00	1.86	0.43	23%

INFERRED MINERAL RESOURCES
Upper Zone	22.44	2.00	0.16	8%
Basal Zone	37.56	1.94	0.40	21%
Total	60.00	1.96	0.31	16%

Table 2: Drill Hole Locations

Drill					Hole
Hole	Easting	Northing	Elevation		depth	Dip	Azimuth
No.	(NAD83)	(NAD83)	(metres)	Survey	(metres)	(degrees)	(degrees)
L09-163	417,135.00	6,886,110.00	244.00	*	203	-75	30
L09-164	417,135.00	6,886,110.00	244.00	*	184.71	-75	120
L09-165	417,131.10	6,886,108.62	244.00		184.71	-75	180
L09-166	417,130.94	6,886,109.00	243.73		193.85	-75	270
L09-167	417,103.84	6,886,023.44	243.02		184.1	-75	90
L09-168	417,103.77	6,886,023.18	243.06		184.71	-75	180
L09-169	417,103.35	6,886,021.97	242.99		190.8	-75	270
L09-170	417,038.36	6,885,958.27	240.92		203	-90	0
L09-171	417,038.00	6,885,958.00	240.92	*	199.95	-75	90
L09-172	417,036.25	6,885,958.06	240.93		199.95	-75	360
L09-173	417,037.00	6,885,957.00	240.92	*	199.95	-75	270
L09-174	417,036.72	6,885,956.36	240.86		184.71	-70	220
L09-175	417,038.48	6,885,956.05	240.69		233.89	-75	180
L09-176	416,951.41	6,885,965.43	240.59		218.24	-75	180
L09-177	416,953.18	6,885,965.30	240.54		206.04	-75	270
L09-178	417,038.99	6,886,102.00	244.49		169.47	-90	0
L09-179	417,038.83	6,886,102.50	244.44		178.61	-75	0
L09-180	417,039.57	6,886,101.00	244.50		169.47	-75	270
L09-181	417,040.77	6,886,099.21	244.63		184.47	-75	180
L09-182	417,045.01	6,886,097.61	244.76		193.47	-75	90
L09-183	417,041.04	6,886,199.21	242.71		184.37	-90	0
L09-184	417,041.03	6,886,199.52	242.78		190.32	-75	360
L09-185	417,047.94	6,886,200.09	242.29		190.47	-75	90
L09-186	417,045.58	6,886,201.68	242.30		199.07	-75	180
L09-187	417,041.13	6,886,203.79	242.63		196.23	-75	270
L09-188	417,130.39	6,886,212.56	241.27		190.08	-75	90
L09-189	417,136.23	6,886,111.63	243.81		177.65	-75	315
L09-190	416,945.25	6,886,005.55	242.02		204.36	-75	270
L09-191	416,833.23	6,886,061.12	244.34		198.65	-75	0
L09-192	416,836.03	6,886,064.21	244.04		201.36	-75	270
L09-193	416,831.73	6,886,061.83	244.07		201.36	-75	180
L09-194	416,835.47	6,886,060.91	244.32		306.63	-90	0
L09-195	416,835.53	6,886,060.65	244.58		181.66	-75	90
L09-196	416,954.66	6,885,963.03	240.31		257.86	-70	225
L09-197	417,032.75	6,885,960.97	241.07		251.76	-60	225
L09-198	417,036.67	6,885,964.14	241.17		206.04	-65	135
L09-199	416,836.30	6,886,063.57	244.11		248.72	-69	135
L09-200	416,833.31	6,886,066.21	243.78		207.75	-69	225
L09-201	416,949.92	6,886,006.46	241.95		203	-69	270
L09-202	416,950.15	6,886,006.53	241.98		186.86	-83	270
L09-203	416,954.58	6,885,969.23	240.87		227.38	-69	270
L09-204	416,954.95	6,885,969.03	240.84		221.28	-83	270
L09-205	416,363.29	6,886,232.13	249.62		299.04	-75	180
L09-206	416,211.65	6,886,215.51	247.32		301.95	-75	180

NOTES for Table 2: Drill Hole Locations

•	Note 1: Assay drill hole L09-166 is pending.
•	Note 2: All drill holes surveyed by licensed surveyor except those marked with * surveyed with handheld GPS.
•	Note 3: All downhole surveys completed using Deviflex downhole equipment. Holes 175-178, 181 and 194-196 were not surveyed downhole due to equipment failure.

Table 3: Assay results drill holes L09-163 to L09-206

Drill Hole	Zone	From	To	Width	TREO	HREO/TREO

L09-163	Basal Zone	115.40	166.20	50.80	1.82	22.6%

L09-164		79.00	83.35	4.35	3.61	7.4%
L09-164		89.00	109.00	20.00	1.87	15.6%
L09-164	Basal Zone	97.00	143.25	46.25	2.05	22.1%

L09-165		33.40	43.00	9.60	1.79	9.8%
L09-165		67.00	71.00	4.00	2.11	14.4%
L09-165	Basal Zone	115.00	149.00	34.00	1.78	24.8%

L09-166		39.00	50.00	11.00	1.91	12.1%
L09-166		63.00	67.85	4.85	1.98	21.0%
L09-166	Basal Zone	102.00	139.80	37.80	1.75	17.3%
L09-166	incl	102.00	120.40	18.40	1.97	14.1%
L09-166	and	126.00	138.00	12.00	1.89	22.4%

L09-167		47.60	57.00	9.40	1.61	9.3%
L09-167		69.65	79.00	9.35	1.85	14.1%
L09-167	Basal Zone	99.75	130.00	30.25	1.96	20.4%

L09-168		82.00	94.70	12.70	2.04	15.3%
L09-168		101.45	108.75	7.30	2.48	9.5%
L09-168	Basal Zone	125.00	131.00	6.00	1.50	18.3%
L09-168	Basal Zone	135.00	149.00	14.00	2.02	24.9%
L09-168	Basal Zone	153.00	157.00	4.00	1.64	24.3%

L09-169		70.00	86.40	16.40	1.95	17.5%
L09-169		95.10	98.05	2.95	2.16	15.0%
L09-169		120.00	128.50	8.50	1.88	16.3%
L09-169	Basal Zone	132.80	157.00	24.20	1.50	27.8%

L09-170	Basal Zone	153.00	169.00	16.00	1.63	30.3%

L09-171	Basal Zone	125.00	129.08	4.08	2.15	18.2%
L09-171	Basal Zone	149.00	165.00	16.00	2.01	28.9%
L09-171	incl	153.00	157.00	4.00	2.79	29.4%

L09-172		94.40	108.00	13.60	2.98	10.9%
L09-172	Basal Zone	156.00	174.50	18.50	2.74	26.3%
L09-172	incl	164.00	174.50	10.50	2.97	25.3%

L09-173	Basal Zone	168.00	176.00	8.00	1.96	29.9%
L09-174		135.00	142.80	7.80	1.67	12.2%

L09-175	Basal Zone	173.00	187.00	14.00	1.69	29.1%
L09-175	Basal Zone	197.00	207.00	10.00	1.45	23.5%

L09-176		134.00	140.20	6.20	1.93	10.4%
L09-176	Basal Zone	168.70	186.75	18.05	1.85	29.7%

L09-177	Basal Zone	169.00	188.95	19.95	2.11	28.3%
L09-177	incl	173.00	183.00	10.00	2.63	28.7%

Drill Hole	Zone	From	To	Width	TREO	HREO/TREO

L09-178		6.84	26.90	20.06	2.89	8.2%
L09-178	incl	14.00	24.00	10.00	3.60	7.6%
L09-178		35.00	43.00	8.00	1.94	18.2%
L09-178	Basal Zone	102.00	139.20	37.20	1.97	21.4%

L09-179		7.00	24.60	17.60	2.75	8.3%
L09-179	Basal Zone	87.00	113.00	26.00	1.81	16.1%
L09-179	Basal Zone	120.75	125.00	4.25	1.66	16.2%

L09-180		7.00	30.00	23.00	2.56	8.7%
L09-180		36.00	43.95	7.95	1.55	10.6%
L09-180		63.00	73.00	10.00	1.93	9.0%
L09-180	Basal Zone	100.00	127.00	27.00	1.83	18.7%

L09-181		12.00	50.10	38.10	2.29	9.1%
L09-181		62.00	70.00	8.00	1.86	8.2%
L09-181	Basal Zone	126.50	134.00	7.50	1.78	17.1%
L09-181	Basal Zone	146.00	166.00	20.00	1.70	27.8%

L09-182		9.00	11.00	2.00	1.56	10.3%
L09-182		26.35	50.00	23.65	2.43	9.0%
L09-182	Basal Zone	120.50	149.00	28.50	1.55	24.2%

L09-183		2.30	10.00	7.70	1.52	12.2%
L09-183		32.00	46.00	14.00	1.56	10.0%
L09-184		6.00	12.00	6.00	1.54	15.1%
L09-184		31.00	43.00	12.00	1.76	7.8%
L09-184	Basal Zone	108.00	118.90	10.90	1.91	10.5%

L09-185		2.20	17.10	14.90	2.03	10.9%
L09-185		46.00	50.00	4.00	1.86	11.5%
L09-185		105.00	119.00	14.00	1.42	13.6%
L09-185	Basal Zone	129.10	146.30	17.20	2.17	19.0%

L09-186		2.30	10.00	7.70	1.80	10.7%
L09-186		39.00	44.00	5.00	2.25	16.9%
L09-186	Basal Zone	61.00	112.00	51.00	1.42	14.7%
L09-186	incl	84.00	104.00	20.00	1.54	19.8%

L09-187		4.00	12.00	8.00	1.21	12.9%
L09-188		21.00	40.90	19.90	1.91	15.9%
L09-188		97.25	108.85	11.60	1.60	13.5%
L09-188	Basal Zone	118.00	138.90	20.90	2.00	14.8%

L09-189		34.00	48.00	14.00	1.53	11.4%
L09-189		60.00	64.90	4.90	1.57	11.4%
L09-189	Basal Zone	114.25	117.40	3.15	3.02	15.8%
L09-189	Basal Zone	124.00	136.00	12.00	2.20	11.8%

L09-190		41.45	173.00	131.55	1.30	20.1%
L09-190		41.45	56.90	15.45	1.91	10.4%
L09-190	Basal Zone	111.00	117.25	6.25	3.22	16.7%
L09-190	Basal Zone	119.25	131.00	11.75	2.36	20.5%
L09-190	Basal Zone	135.00	173.00	38.00	1.85	27.6%

Drill Hole	Zone	From	To	Width	TREO	HREO/TREO

L09-191		18.00	129.00	111.00	1.49	15.4%
L09-191		18.00	22.00	4.00	1.55	13.1%
L09-191		42.00	55.70	13.70	1.65	13.8%
L09-191	Basal Zone	87.00	118.80	31.80	2.67	17.5%

L09-192		108.00	116.00	8.00	2.00	10.0%
L09-192	Basal Zone	132.00	136.00	4.00	1.88	26.8%

L09-193		31.45	33.00	1.55	7.68	7.1%
L09-193		109.85	120.00	10.15	1.74	10.3%
L09-194		35.35	39.00	3.65	3.18	8.1%
L09-194		43.00	51.00	8.00	2.10	11.3%
L09-194		57.00	66.00	9.00	1.69	15.0%
L09-194	Basal Zone	109.00	134.00	25.00	2.31	21.5%

L09-195		30.00	55.50	25.50	1.92	13.7%
L09-195	Basal Zone	109.00	127.50	18.50	3.06	18.3%

L09-196	Basal Zone	186.85	213.35	26.50	2.08	27.2%
L09-196	incl	186.85	203.60	16.75	2.46	28.3%

L09-197	Basal Zone	191.00	206.50	15.50	2.24	29.5%
L09-197	Basal Zone	236.00	240.00	4.00	1.97	27.8%

L09-198	Basal Zone	153.85	189.60	35.75	1.88	25.8%
L09-198	incl	166.00	189.60	23.60	2.13	26.6%

L09-199		36.20	60.00	23.80	2.04	13.3%
L09-199		66.50	81.00	14.50	1.71	8.8%
L09-199		87.00	102.40	15.40	1.81	11.1%
L09-200	Basal Zone	98.00	124.00	26.00	2.15	13.6%
L09-200	incl	102.00	108.00	6.00	3.28	9.5%
L09-200	and	116.00	120.00	4.00	2.80	20.2%

L09-201		111.00	121.00	10.00	2.31	9.9%
L09-201	Basal Zone	137.00	171.00	34.00	1.71	25.0%
L09-201	incl	165.00	171.00	6.00	2.18	29.3%

L09-202		100.00	115.40	15.40	1.85	15.0%
L09-202		112.00	115.40	3.40	2.65	22.1%
L09-202	Basal Zone	152.00	170.00	18.00	2.27	31.8%

L09-203		69.00	73.00	4.00	1.87	13.3%
L09-203		98.00	101.00	3.00	3.13	23.2%
L09-203	Basal Zone	163.10	183.00	19.90	1.94	29.9%

L09-204		175.00	196.10	21.10	2.04	28.9%
L09-204	Basal Zone	177.00	188.90	11.90	2.43	30.3%

L09-205		103.00	127.60	24.60	1.68	8.8%
L09-205	Basal Zone	148.00	165.80	17.80	1.64	12.2%

L09-206		95.00	109.10	14.10	2.62	8.0%
L09-206	Basal Zone	249.00	263.20	14.20	1.90	29.0%
L09-206	incl	257.00	263.20	6.20	2.32	30.2%

NOTES for Table 3: Assay results drill holes L09-163 to L09-206

1.
Widths represent drilled widths. Mineralization dips are close to horizontal, so drilled widths for vertical holes are generally close to true widths and for angle holes about 3% more than true width, with a range from 0% to 10% depending on hole deviation.

2.	HREO represents total heavy rare earth oxides, comprising yttrium plus europium to lutetium. Conversion factors from elements to oxides as per NI 43-101 report.

3.	TREO represents total rare earth oxides, which comprises HREO plus lanthanum to samarium as oxides. Conversion factors from elements to oxides as per NI 43-101 report.

4.	In general a cutoff grade is applied for complete zone intercepts at 1.6% TREO or higher for minimum width of 5 metres.

<End>